Exhibit 99.4

EXECUTION COPY

BARCLAYS	CITIGROUP GLOBAL
745 Seventh Avenue	MARKETS INC.
New York, NY 10019	390 Greenwich Street
New York, NY 10013

CREDIT SUISSE	MORGAN STANLEY	CAPITAL ONE, N.A.
SECURITIES (USA) LLC	SENIOR FUNDING, INC.	1680 Capital One Drive
CREDIT SUISSE AG	1585 Broadway	McLean, VA 22102
Eleven Madison Avenue	New York, NY 10036
New York, NY 10010

PERSONAL AND CONFIDENTIAL

November 13, 2013

ARC Properties Operating Partnership, L.P.

c/o American Realty Capital Properties, Inc.

405 Park Avenue, 15th Floor

New York, New York 10022

Attention: Edward M. Weil, Jr.

Project Chicago

Amended and Restated Commitment Letter

Ladies and Gentlemen:

You have advised us that American Realty Capital Properties, Inc. (“Holdings”) intends to acquire in one or a series of related transactions, directly or indirectly through a newly formed subsidiary of Holdings (“MergerSub”), all of the equity interests in the entity identified to the Commitment Parties (as defined below) prior to the date hereof as “Chicago” (“Chicago”) and its subsidiaries pursuant to an agreement and plan of merger (together with the exhibits, schedules and annexes thereto, the “Merger Agreement”), dated as of October 22, 2013 by and among Holdings, MergerSub, ARC Properties Operating Partnership, L.P. (the “Borrower”, “ARC Partnership” or “you”) and Chicago. You have further advised each of Barclays Bank PLC (“Barclays”), Citigroup Global Markets Inc. (“CGMI”), Credit Suisse Securities (USA) LLC (“CS Securities”), Credit Suisse AG, Cayman Islands Branch (“CS”), Morgan Stanley Senior Funding, Inc. (“MSSF”), and Capital One, N.A. (“Capital One”) (collectively, the “Agents”, “we” or “us”) that, in connection with the foregoing, you intend to consummate certain transactions described therein (as described in Exhibit A and as otherwise contemplated by this Commitment Letter and the Fee Letters (each as defined below), the “Transactions”), in each case, on the terms and subject to the conditions set forth in this Commitment Letter and Exhibits A, B and C (collectively, the “Commitment Letter”). You have also advised us that pursuant to the Merger Agreement, the acquisition is intended to be comprised of Chicago merging with and into Merger Sub, with MergerSub as the surviving entity (the “Merger”) and, at a later date, you may choose to merge the direct subsidiary of Chicago (“Chicago Opco”) with and into the Borrower, with the Borrower as the surviving entity.

November 13, 2013

ARC Properties Operating Partnership, L.P.

c/o American Realty Capital Properties, Inc.

You have also advised us that the cash component of the Merger (and related fees, commissions and expenses (collectively, “Transaction Costs”)) and the refinancing of up to approximately $1.4 billion of existing credit facilities of Chicago Opco (the “Chicago Existing Credit Facilities”) after consummation of the Merger will be financed from the following sources:

•	up to $2.175 billion senior secured term loan facility (the “Term Loan Facility”) having the terms set forth in Exhibit A; and

•	the issuance by the Borrower of up to $575 million in aggregate principal amount of senior unsecured notes (the “Notes”) pursuant to a registered public offering or Rule 144A or other private placement (the “Notes Offering”) or, in the event the Notes are not issued on or before the time the Merger is consummated, borrowings by the Borrower of up to $575 million of senior unsecured increasing rate bridge loans (the “Bridge Loans” and, together with the Term Loan Facility, the “Facilities”) having the terms set forth in Exhibit B.

1.          Commitments and Agency Roles

You hereby appoint Barclays to act, and Barclays hereby agrees to act, as sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) and collateral agent (in such capacity, the “Collateral Agent”) for each of the Facilities. You hereby appoint Barclays, CGMI, CS Securities, and MSSF to act, and Barclays, CGMI, CS Securities, and MSSF hereby agree to act, as joint lead arrangers and joint bookrunners (collectively in such capacities, the “Lead Arrangers”) for each of the Facilities. Each of the Lead Arrangers, the Administrative Agent and the Collateral Agent will have the rights and authority customarily given to financial institutions in such roles; provided that, it is agreed that Barclays will have the “left” and “highest” placement in all materials and other documentation used in connection with the Facilities and shall hold the leading role and responsibilities conventionally associated with such placement, including maintaining sole physical books for the Facilities. Each of Barclays, CGMI, on behalf of Citi (as defined below), CS, MSSF and Capital One (collectively, the “Commitment Parties”) is pleased to advise you of its commitments to, severally and not jointly, provide 34.2%, 33.3%, 15%, 15% and 2.5%, respectively, of each of the Term Loan Facility and the Bridge Loans, in each case, on the terms and subject to the conditions set forth in this Commitment Letter and the Fee Letters; provided that, (a) such commitments shall be subject to reduction as set forth in Exhibit C and (b) any portion of the Facilities that is not utilized to finance the Merger, to refinance the Chicago Existing Credit Facilities or to pay Transaction Costs shall automatically terminate on the closing date of the Facilities (the “Closing Date”). For purposes of this Commitment Letter, “Citi” means CGMI, Citibank, N.A., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated hereby.

Our fees for services related to the Facilities are set forth in separate fee letters (the “Fee Letters”) between you and us entered into on the date hereof. As consideration for the execution and delivery of this Commitment Letter by us, you agree to pay the fees and expenses set forth in Exhibits A and B and in the Fee Letters as and when payable in accordance with the terms hereof and thereof. In addition, pursuant to an engagement letter satisfactory to the Lead Arrangers (the “Engagement Letter”) between you and one or more banking or investment banking institutions of national prominence acceptable to us (collectively, the “Financial Institutions”) entered into on or prior to the date hereof, you have engaged the Financial Institutions to act as (i) joint underwriters, joint initial purchasers and/or co-placement agents in connection with any public offering or private placement of any Permanent Securities (as defined in the Engagement Letter) and (ii) joint bookrunners and joint lead arrangers in connection with any Permanent Loans (as defined in the Engagement Letter). You agree that no other titles will be awarded and no compensation will be paid (other than as expressly contemplated by this Commitment Letter and the Fee Letters) in connection with the Facilities unless you and we shall so agree.

2

November 13, 2013

ARC Properties Operating Partnership, L.P.

c/o American Realty Capital Properties, Inc.

2.          Conditions Precedent

Our commitments hereunder and our agreements to perform the services described herein are subject to the following conditions: (i) there shall not have been, since October 22, 2013, any event, change or occurrence that, individually or in the aggregate, has had or would be reasonably expected to have a Chicago Material Adverse Effect. “Chicago Material Adverse Effect” shall mean any event, circumstance, change or effect that (a) is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of Chicago and its subsidiaries, taken as a whole or (b) will, or would reasonably be expected to, prevent or materially impair the ability of Chicago to consummate the Merger before June 30, 2014 or the applicable later closing date permitted by the Merger Agreement; provided, however, that for purposes of clause (a) “Chicago Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (1) any failure of Chicago to meet any internal or external projections or forecasts or any decrease in the net asset value of Chicago common stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease may otherwise be taken into account in determining whether there has been a Chicago Material Adverse Effect), (2) any events, circumstances, changes or effects that affect the industries in which Chicago and its subsidiaries operate generally, (3) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (4) any changes in legal or regulatory conditions, (5) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (6) the negotiation, execution or announcement of the Merger Agreement, or the consummation or anticipation of the Merger or other transactions contemplated hereby, (7) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, the Merger Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of Holdings and the Agents, (8) earthquakes, hurricanes, floods or other natural disasters, (9) any damage or destruction of any real property owned or leased by Chicago that is substantially covered by insurance, or (10) changes in law or United States generally accepted accounting principles or the interpretation thereof, which in the case of each of clauses (2), (3), (4), (5) and (10) do not disproportionately affect Chicago and its subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which Chicago and its subsidiaries operate, and in the case of clause (8) do not disproportionately affect Chicago and its subsidiaries, taken as a whole, relative to other participants in the industries in which Chicago and its subsidiaries operate in the geographic regions in which Chicago and its subsidiaries operate or own or lease properties, (ii) prior to the commencement of the syndication for the Facilities, the Agents shall have received “desktop appraisals” prepared by an independent appraiser reasonably satisfactory to the Agents in accordance with FIRREA and USPAP for each of the real properties comprising the proposed unencumbered collateral pool for the Facilities and (iii) the conditions set forth in Exhibit C.

Notwithstanding anything in this Commitment Letter, the Fee Letters, the Loan Documents (as defined in Exhibit C) or any other letter agreement between you and us concerning the financing of the Transactions to the contrary, (i)(a) the only representations relating to Chicago the accuracy of which will be a condition to the availability of the Facilities on the Closing Date will be the representations made by or with respect to Chicago in the Merger Agreement (but only to the extent that the breach of such representations and warranties would permit you to terminate or not to close the Merger Agreement) (the “Chicago Representations”) and (b) the only representations relating to Holdings and its subsidiaries the accuracy of which will be a condition to the availability of the Facilities on the Closing Date will be the Specified Representations (as defined below) and (ii) the terms of the Loan Documents will be in a form such that they do not impair the availability of the Facilities on the Closing Date if all conditions set forth herein are satisfied. For purposes hereof, “Specified Representations” means the representations and warranties referred to in each of Exhibit A and Exhibit B relating to organization, requisite power and authority, qualification; due authorization, execution and delivery and enforceability of the Loan Documents; no conflicts with organizational documents; Investment Company Act; margin stock; solvency on a consolidated basis on the Closing Date; Patriot Act; OFAC and FCPA and validity, perfection and priority of security agreements.

3

November 13, 2013

ARC Properties Operating Partnership, L.P.

c/o American Realty Capital Properties, Inc.

3.          Syndication

The Lead Arrangers intend and reserve the right to syndicate the Facilities to the Lenders (as such term is defined in each of Exhibit A and Exhibit B); provided that, unless otherwise agreed by you, subject to Section 6 below, no assignment prior to the Closing Date will reduce or release any Commitment Party’s obligation to fund its commitment in the event any assignee shall fail to do so on the Closing Date. The Lead Arrangers will lead the syndication, in consultation with you, including determining the timing of all offers to prospective Lenders, any title of agent or similar designations or roles awarded to any Lender and the acceptance of commitments, the amounts offered and the compensation provided to each Lender from the amounts to be paid to the Lead Arrangers pursuant to the terms of this Commitment Letter and the Fee Letters, and will in consultation with you determine the final commitment allocations. The Borrower agrees to use commercially reasonable efforts to ensure that the Lead Arrangers’ syndication efforts benefit from the existing lending and investment banking relationships of the Borrower, Chicago and their respective subsidiaries. To facilitate an orderly and successful syndication of the Facilities, you agree that, until the earliest of (a) the termination by the Lead Arrangers of syndication of the Facilities, (b) 90 days following the Closing Date and (c) the “successful syndication” of the Facilities (as defined in the Project Chicago Amended and Restated Facilities Fee Letter dated as of the date hereof between you and us (the “Facilities Fee Letter”)), you will not, and agree to use commercially reasonable efforts to ensure that Chicago will not, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in material discussions concerning the syndication or issuance of, any debt facility or any debt security of Chicago or Holdings or any of their respective subsidiaries or affiliates (it being understood that affiliates shall not include unconsolidated entities under common control through contractual agreements), including any renewal or refinancing of any existing debt facility or debt security, in each case without the prior written consent of the Lead Arrangers (other than (i) the Facilities and the Notes, (ii) any incremental term loan or revolving commitment under the ARC Existing Credit Agreement, (iii) any other amendment to the ARC Existing Credit Agreement on terms reasonably satisfactory to the Lead Arrangers, (iv) without duplication of clause (ii) above, the Chicago Existing Credit Facilities to the extent necessary to obtain consents necessary to have such credit facilities remain outstanding after the consummation of the Merger and the liens securing such indebtedness have been released, (v) the cashless conversion or replacement of preferred equity interests with common or other preferred equity interests, (vi) the following indebtedness of the Borrower and its subsidiaries (the “Specified Indebtedness”): (x) asset backed securitizations of up to $1.65 billion (and any asset backed mortgage or commercial mortgage backed refinancing thereof) with Credit Suisse or any other financial institution reasonably satisfactory to the Lead Arrangers (the “ABS Facilities”) and (y) up to $900 million of commercial mortgage backed securities or any other single asset financing (the “Mortgage Debt”), in each case, to the extent the proceeds of which are used for acquisitions (other than the Merger), including the refinancing of debt of the acquired entity and to pay related fees and expenses (“Permitted Acquisitions”), or to repay the credit facilities under the ARC Existing Credit Agreement, provided that, after giving effect to any issuance under any Mortgage Debt, ARC Partnership shall be in pro forma compliance with the financial covenants set forth in the ARC Existing Credit Agreement at the time of such issuance), (vii) any indebtedness assumed by ARC Partnership and its subsidiaries in connection with the CapLease Merger and  the ARCT IV Merger (both as defined in the Form S-4 Registration Statement of Holdings filed with the Securities and Exchange Commission on November 5, 2013) and (viii) any property level indebtedness and related securitizations assumed by ARC Partnership and its subsidiaries in connection with the Merger.

4

November 13, 2013

ARC Properties Operating Partnership, L.P.

c/o American Realty Capital Properties, Inc.

You agree to, and agree to use commercially reasonable efforts to obtain contractual undertakings from Chicago to, cooperate with, and provide information reasonably required by, the Lead Arrangers in connection with all syndication efforts, including: (i) preparing, as soon as practicable after the date of this Commitment Letter, a customary information memorandum and other customary presentation materials (collectively, “Facilities Marketing Materials”) reasonably acceptable in form and content to the Lead Arrangers regarding the business, operations and financial projections of Holdings and Chicago (including the financial information and projections described in Exhibit C) including without limitation the delivery of all information relating to the Transactions prepared by or on behalf of Holdings or Chicago that the Lead Arrangers deem reasonably necessary to complete the syndication of the Facilities; (ii) your use of commercially reasonable efforts to obtain from Moody’s Investor Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business (“S&P”), prior to the launch of the general syndication, a corporate family rating and a credit rating for the Facilities and, in the case of the Notes, prior to January 31, 2014, provided that, (x) this clause (ii) shall be deemed satisfied with respect to the ratings for the Notes if the Borrower has obtained corporate and issuer ratings of BBB or better from Fitch Ratings (the “Fitch Investment Grade Rating”) on or prior to January 31, 2014 and the commitments in respect of the Term Loan Facility shall have been permanently and fully terminated on or prior to such date, and (y) in the event that the Borrower has not obtained the Fitch Investment Grade Rating prior to such date, the Borrower will continue to use its commercially reasonable efforts to obtain an unsecured bond rating for the Notes from each of Moody’s and S&P; (iii) arranging for direct communications with prospective Lenders in connection with the syndication of the Facilities (including without limitation direct contact between appropriate senior management, representatives and advisors of Holdings (and using commercially reasonable efforts to cause direct contact with appropriate senior management, representatives and advisors of Chicago) and participation of such persons in such meetings); and (iv) hosting (including any preparations with respect thereto) with the Lead Arrangers at places and times mutually agreed by the Lead Arrangers and the Borrower one or more meetings with prospective Lenders; provided that, with respect to clauses (i) and (ii) above, you shall use your commercially reasonable efforts to ensure such actions shall be taken in accordance with the dates and delivery times described in Exhibit C. You agree that the Lead Arrangers have the right to place advertisements in financial and other newspapers at their own expense describing its services to you, subject to the prior written approval of ARC Partnership, which approval will not be unreasonably withheld or delayed.

You further agree that our commitments and agreements to perform the services described herein are conditioned upon your satisfaction of the above requirements of this Section 3 by a date sufficient to afford the Lead Arrangers a period of at least 20 consecutive days following the launch of the general syndication of the Facilities to syndicate the Facilities prior to the Closing Date; provided that, such period will not include any date from and including November 25, 2013 through and including December 1, 2013, any date from and including December 20, 2013 through and including January 3, 2014 and any date from and including July 2, 2014 through and including July 9, 2014. You will be solely responsible for the contents of the Facilities Marketing Materials and all other information, documentation or other materials delivered to us in connection therewith and you acknowledge that we will be using and relying upon such information without independent verification thereof.

5

November 13, 2013

ARC Properties Operating Partnership, L.P.

c/o American Realty Capital Properties, Inc.

You understand that certain prospective Lenders (such Lenders, “Public Lenders”) may have personnel that do not wish to receive MNPI (as defined below). At the Lead Arrangers’ reasonable request, you agree to assist in the preparation of an additional version of the Facilities Marketing Materials that does not contain material non-public information concerning you, Chicago or your or its respective subsidiaries or affiliates or your or its respective securities (collectively, “MNPI”) which is suitable to make available to Public Lenders. You acknowledge and agree that the following documents may be distributed to Public Lenders (unless you notify us reasonably prior to distribution thereof that the following documents may not be distributed): (a) drafts and final versions of the Loan Documents; (b) administrative materials prepared by the Lead Arrangers for prospective Lenders (including without limitation a lender meeting invitation, allocations and funding and closing memoranda); and (c) term sheets and notification of changes in the terms and conditions of the Facilities. Before distribution of any Facilities Marketing Materials in connection with the syndication of the Facilities (i) to prospective Lenders that are not Public Lenders, you will provide us with a customary letter authorizing the dissemination of such materials and (ii) to prospective Public Lenders, you will provide us with a customary letter authorizing the dissemination of information that does not contain MNPI (the “Public Information Materials”) to Public Lenders and confirming the absence of MNPI therein. The Facilities Marketing Materials provided to Lenders and prospective Lenders will be accompanied by a disclaimer exculpating us, Holdings, the Borrower, Chicago and their respective subsidiaries and affiliates with respect to any misuse thereof and of any related materials by the recipients thereof. In addition, at the Lead Arrangers’ reasonable request, you will identify Public Information Materials by marking the same as “PUBLIC” and you agree that we will be entitled to treat any information that is not specifically labeled as “PUBLIC” as not being suitable for posting to Public Lenders.

It is agreed that neither the commencement nor the completion of the successful syndication of the Facilities prior to the initial funding under the Facilities will be a condition to the Commitment Parties’ commitments hereunder or a condition to availability of the Facilities on the Closing Date. You hereby acknowledge and agree that the Lead Arrangers, in such capacity, will have no responsibility other than to arrange the syndication as set forth herein.

4.          Information

You represent, warrant and covenant that (i) all written information (other than Projections (as defined below) and other forward looking information and information of a general economic or industry specific nature) that has been or will be made available to the Agents’, the Lenders or any of their respective affiliates involved in the Transactions directly or indirectly by or on behalf of Chicago or you in connection with the Merger and the Transactions is and will be, when furnished and taken as a whole, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (ii) the projections (the “Projections”) and other forward looking information that have been or will be made available directly or indirectly to the Agents, the Lenders or any of their respective affiliates by or on behalf of Chicago or you have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable when made and when made available to the Agents, the Lenders and their respective affiliates, it being understood that the Projections are as to future events, are not to be viewed as facts, and are subject to significant uncertainties and contingencies, many of which are beyond your control and that actual results may vary materially from the Projections. You agree that if at any time prior to the later of (x) the Closing Date and (y) the earlier of (i) 90 days following the Closing Date and (ii) the “successful syndication” of the Facilities (as defined in the Facilities Fee Letter) any of the representations in the preceding sentence would be incorrect if made at such time, then you will promptly supplement, or cause to be supplemented, or, solely with respect to Chicago and its subsidiaries, use commercially reasonable efforts to supplement promptly, the written information and Projections so that such representations will be correct in all material respects and not materially misleading in light of the circumstances in which statements are made. You understand that in providing our services pursuant to this Commitment Letter we may use and rely on the information and projections without independent verification thereof.

6

November 13, 2013

ARC Properties Operating Partnership, L.P.

c/o American Realty Capital Properties, Inc.

5.          Indemnification

To induce us to enter into this Commitment Letter and the Fee Letters and to proceed with the documentation of the Facilities, you hereby agree to indemnify (promptly upon demand therefor) and hold harmless the Administrative Agent, the Collateral Agent, the Agents and each other agent or co-agent (if any) designated by the Agents with respect to the Facilities, each Lender (including in any event the Commitment Parties) and their respective affiliates and each partner, trustee, shareholder, director, officer, employee, advisor, representative, agent, attorney and controlling person thereof (each of the above, an “Indemnified Person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses (including legal expenses), joint or several, of any kind or nature whatsoever that may be brought or threatened by Chicago, Holdings, the Borrower, the Guarantors (as defined in Exhibit A) or any other person or entity and which may be incurred by or asserted against or involve any Indemnified Person (whether or not any Indemnified Person is a party to such action, suit, proceeding or claim) as a result of or arising out of or in any way related to or resulting from the Merger, this Commitment Letter, the Fee Letters, the Facilities, the Transactions or any related transaction contemplated hereby or thereby or any use or intended use of the proceeds of the Facilities; provided that, you will not have to indemnify an Indemnified Person against any claim, loss, damage, liability or expense to the extent the same resulted from (i) the gross negligence, bad faith or willful misconduct of such Indemnified Person and its affiliates (to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment), (ii) a material breach by any Indemnified Person of this Commitment Letter, any Fee Letter or any of the Loan Documents (to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment) or (iii) any proceeding that does not involve an act or omission by you or any of your affiliates and that is brought by an Indemnified Person against any other Indemnified Person (other than an arranger or an agent under a Facility acting in its capacity as such). Notwithstanding any other provision of this Commitment Letter, no Indemnified Person will be responsible or liable to you or any other person or entity for damages arising from the use by others of any information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent the same resulted from the gross negligence, bad faith or willful misconduct of such Indemnified Person or its affiliates (to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment).

You shall not be liable for any settlement of any proceeding effected without your consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent or if there is a final judgment by a court of competent jurisdiction any such proceeding, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with the other provisions of this Section 5.

Your indemnity and reimbursement obligations under this Section 5 will be in addition to, but without duplication of, any liability which you may otherwise have and will be binding upon and inure to the benefit of the successors, assigns, heirs and personal representatives of you and the Indemnified Persons.

7

November 13, 2013

ARC Properties Operating Partnership, L.P.

c/o American Realty Capital Properties, Inc.

Without limiting your indemnification and reimbursement obligations set forth above, none of you, the Indemnified Persons, Holdings, the Borrower or Chicago will be responsible or liable to any person or entity for any indirect, special, punitive or consequential damages which may be alleged as a result of the Transactions, this Commitment Letter, the Fee Letters, the Facilities or any related transaction contemplated hereby or thereby or any use or intended use of the proceeds of the Facilities.

6.          Assignments

This Commitment Letter may not be assigned by you without the prior written consent of the Agents (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person (including your equity holders, employees or creditors) other than the parties hereto (and any Indemnified Person to the extent expressly provided in Section 5 above). Each Agent may at any time assign its commitments and agreements hereunder, in whole or in part, to (i) any of its affiliates, (ii) to any lender party to the ARC Existing Credit Agreement or the Chicago Existing Credit Facilities identified by the Agents in consultation with you and (iii) with the Borrower’s prior written consent (not to be unreasonably withheld or delayed), to any Lender or any other Person; provided that, in the case of clause (iii), (x) unless such assignment is made with the Borrower’s prior written consent, (a) such Agent shall not be relieved, released or novated from its obligations hereunder (including its obligation to fund its commitments on the date of the consummation of the Merger on the Closing Date) in connection with any syndication, assignment or participation of its commitments until after the Closing Date has occurred, (b) no assignment or novation shall become effective with respect to all or any portion of such Agent’s commitments until after the funding of such commitments and (c) unless you otherwise agree in writing, such Agent shall retain exclusive control over all rights and obligations with respect to its commitments, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred and (y) notwithstanding the foregoing, the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to such Agent within ten business days after having received written notice thereof. This Commitment Letter may not be amended or any term or provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto.

7.          USA PATRIOT Act Notification

The Agents notify Holdings, you, MergerSub, Chicago and the Guarantors that, pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (as amended, supplemented or modified from time to time, the “Patriot Act”) they and each Lender may be required to obtain, verify and record information that identifies Holdings, you, MergerSub, Chicago and the Guarantors, including the name and address of each such Person and other information that will allow the Agents and each Lender to identify Holdings, you, MergerSub, Chicago and the Guarantors in accordance with the Patriot Act and other applicable “know your customer” and anti-money laundering rules and regulations. This notice is given in accordance with the requirements of the Patriot Act and is effective for the Agents and each Lender.

8

November 13, 2013

ARC Properties Operating Partnership, L.P.

c/o American Realty Capital Properties, Inc.

8.          Sharing Information; Affiliate Activities; Absence of Fiduciary Relationship

Please note that this Commitment Letter, the Fee Letters and any written or oral communications provided by the Agents or any of their affiliates in connection with the Transactions are exclusively for the information of the Board of Directors and senior management of Holdings and ARC Partnership and may not be disclosed by the Agents or you to any other person or entity or circulated or referred to publicly without prior written consent of the other parties hereto except, after providing written notice (to the extent permitted under applicable law or reasonably practicable) to each of the other parties hereto and pursuant to applicable law or compulsory legal process; provided that, (A) we hereby consent to your disclosure of (i) this Commitment Letter and the Fee Letters and such communications to Holdings’ and ARC Partnership’s respective officers, directors, agents and advisors who are directly involved in the consideration of the Facilities to the extent you notify such persons of their obligation to keep this Commitment Letter, the Fee Letters and such communications confidential, (ii) this Commitment Letter or the information contained herein and a redacted version of the Fee Letters (redacted in form reasonably satisfactory to you and us) to Chicago and its officers, directors, agents and advisors who are directly involved in the consideration of the Facilities to the extent you notify such persons of their obligation to keep this Commitment Letter and the information contained herein confidential, (iii) after your acceptance of this Commitment Letter, this Commitment Letter in any required filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges and (iv) in connection with any public filing relating to the Transactions or any offering documents in respect of the Notes, this Commitment Letter and the aggregate fee amounts in the Fee Letters as part of projections, pro forma information or a generic disclosure of sources and uses for the Transactions and (B) the Borrower hereby consents to the Agents’ disclosure of (i) this Commitment Letter to any Lenders or participants or prospective Lenders or participants subject to customary confidentiality terms and conditions, (ii) this Commitment Letter or the Fee Letters in any legal, judicial, administrative proceeding or other compulsory process or otherwise as required by applicable law or regulations (in which case, we shall, to the extent permitted by applicable law, inform you promptly in advance thereof), (iii) this Commitment Letter or the Fee Letters upon the request or demand of any regulatory authority having jurisdiction over the Agents or any of their respective affiliates (in which case, the Agents shall, except with respect to any routine audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, promptly notify you, in advance, to the extent practicable and lawfully permitted to do so), (iv) this Commitment Letter or the Fee Letters to their respective officers, directors, agents and advisors who are directly involved in the consideration of the Facilities to the extent the Agents notify such persons of their obligation to keep this Commitment Letter, the Fee Letters and such communications confidential and such persons agree to hold the same in confidence, (v) this Commitment Letter or the Fee Letters to any of their respective affiliates solely in connection with the Transactions (provided that such affiliates shall be bound by the confidentiality restrictions of this Section 8 as if party hereto), (vi) information that was or becomes publicly available other than by reason of disclosure by the Agents or their respective affiliates in violation of this Commitment Letter or was or becomes available to the Agents or their respective affiliates from a source which is not known by the Agents or their respective affiliates to be subject to a confidentiality obligation to you, and (vii) this Commitment Letter to rating agencies in connection with the Transactions. The provisions of this paragraph shall expire and be of no further force and effect on October 22, 2015.

You acknowledge that the Agents and their respective affiliates are full service securities firms and as such may from time to time effect transactions, for their own account or the account of customers, and may hold positions in securities or indebtedness, or options thereon, of Holdings, Chicago and other companies that may be the subject of the Transactions. The Agents and their respective affiliates will have economic interests that are different from or conflict with those of Holdings and ARC Partnership regarding the transactions contemplated hereby, and you acknowledge and agree that the Agents have no obligation to disclose such interests to you. You further acknowledge and agree that nothing in this Commitment Letter, the Fee Letters or the nature of our services or in any prior relationship will be deemed to create an advisory, fiduciary or agency relationship between us, on the one hand, and you, your equity holders or your affiliates, on the other hand, and you waive, to the fullest extent permitted by law, any claims you may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agree that the Agents will have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including your equity holders, employees or creditors. You acknowledge that the Transactions (including the exercise of rights and remedies hereunder and under the Fee Letters) are arms’ length commercial transactions and that each Agent is acting as principal and in its own best interests. You are relying on your own experts and advisors to determine whether the Transactions are in your best interests and are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated hereby. In addition, you acknowledge that we may employ the services of our affiliates in providing certain services hereunder and may exchange with such affiliates information concerning you, Holdings, Chicago and other companies that may be the subject of the Transactions and such affiliates will be entitled to the benefits afforded to us hereunder.

9

November 13, 2013

ARC Properties Operating Partnership, L.P.

c/o American Realty Capital Properties, Inc.

In addition, please note that Barclays Capital Inc. has been retained by you as financial advisor (in such capacity, the “Financial Advisor”) to you in connection with the Merger. You agree to such retention, and further agree not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor, and on the other hand, Barclays and its affiliates’ relationships with you as described and referred to herein.

Consistent with our respective policies to hold in confidence the affairs of our customers, we will not use or disclose confidential information obtained from you by virtue of the Transactions in connection with our performance of services for any of our other customers (other than as permitted to be disclosed under this Section 8). Furthermore, you acknowledge that neither we nor any of our affiliates have an obligation to use in connection with the Transactions, or to furnish to you, confidential information obtained or that may be obtained by us from any other person.

Please note that the Agents and their respective affiliates do not provide tax, accounting or legal advice.

9.          Waiver of Jury Trial; Governing Law; Submission to Jurisdiction; Surviving Provisions

Any right to trial by jury with respect to any action, suit, proceeding OR CLAIM arising in connection with or as a result of any matter referred to in thIS Commitment Letter or the FEE LETTERS is hereby IRREVOCABLY waived by the parties hereto. This Commitment Letter WILL be governed by and construed in accordance with the laws of the State of New York; provided that, (A) the interpretation of the definition of “Chicago Material Adverse Effect” (and whether or not a Chicago Material Adverse Effect has occurred), (B) the determination of the accuracy of any Chicago Representation and whether as a result of any inaccuracy thereof you or any of your affiliates have the right to terminate your obligations under or not to close the Merger Agreement and (C) the determination of whether the merger HAS been consummated in accordance with the terms of the Merger Agreement, in each case shall be governed by, and construed in accordance with, the laws of the State of Maryland, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto hereby irrevocably (i) submits, for itself and its property, to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County and (b) the United States District Court for the Southern District of New York, located in the Borough of Manhattan, and any appellate court from any such court, in any action, suit, proceeding or claim arising out of or relating to this Commitment Letter, the Fee Letters or the Transactions or the performance of services contemplated hereunder or under the Fee Letters, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action, suit, proceeding or claim may be heard and determined in such New York State court or such Federal court, (ii) waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any action, suit, proceeding or claim arising out of or relating to this Commitment Letter, the Fee Letters, the Transactions or the performance of services contemplated hereunder or under the Fee Letters in any such New York State or Federal court and (iii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such action, suit, proceeding or claim in any such court. Each of the parties hereto agrees to commence any such action, suit, proceeding or claim either in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan.

10

November 13, 2013

ARC Properties Operating Partnership, L.P.

c/o American Realty Capital Properties, Inc.

This Commitment Letter is issued for your benefit only and no other person or entity (other than the Indemnified Persons to the extent expressly provided in Section 5 above) may rely hereon.

The provisions of Sections 3, 5, 8 and this Section 9 of this Commitment Letter will survive any termination or completion of the arrangements contemplated by this Commitment Letter or the Fee Letters, including without limitation whether or not the Loan Documents are executed and delivered and whether or not the Facilities or Notes are made available or any loans under the Facilities are disbursed; provided that, your obligations under this Commitment Letter (other than with respect to (a) assistance to be provided in connection with the syndication of the commitments (including supplementing Information) prior to the later of (x) the Closing Date and (y) the earlier of (i) 90 days following the Closing Date and (ii) the “successful syndication” (as defined in the Facilities Fee Letter) of the Facilities and (b) confidentiality of this Commitment Letter and the Fee Letters) will automatically terminate and be superseded by the provisions of the Loan Documents upon the initial funding thereunder, and you will be automatically released from all liability in connection therewith at such time.

10.         Termination; Acceptance

Our commitments hereunder and our agreements to provide the services described herein will terminate upon the first to occur of (i) the consummation of the Merger, (ii) the public announcement of the abandonment or termination by you of the definitive documentation for the Merger, including the Merger Agreement, (iii) the commitments in respect of both the Term Loan Facility and the Bridge Loans have been permanently and fully reduced pursuant to paragraph 2 of Exhibit C and (iv) April 22, 2014, unless the closing of the Term Loan Facility and either the Notes Offering or the Bridge Loans, as applicable, has been consummated on or before such date on the terms and subject to the conditions set forth herein; provided that, the termination date in the preceding clause (iv) may be extended to the date that is the earlier of (x) the date Holdings has received the requisite shareholder approval of the Transactions and all necessary consents with respect to existing indebtedness of Holdings, the Borrower, Chicago and their respective subsidiaries and (y) July 22, 2014 if Holdings has not obtained the requisite shareholder approval and consent with respect to such existing indebtedness as of April 22, 2014. In addition, each Agent’s commitment hereunder to provide the Bridge Loans will terminate upon the Notes Offering (whether in escrow or otherwise).

This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.

11

November 13, 2013

ARC Properties Operating Partnership, L.P.

c/o American Realty Capital Properties, Inc.

This Commitment Letter amends and restates in its entirety the Project Chicago Commitment Letter dated October 22, 2013 between Barclays and you, which commitment letter, upon execution and delivery of this Commitment Letter shall be of no further force and effect.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to Barclays the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letters on or before 5:00 p.m. (New York City time) on November 13, 2013, whereupon this Commitment Letter and the Fee Letters will become binding agreements between us. If not signed and returned as described in the preceding sentence by such date, this offer will terminate on such date.

[The remainder of this page is intentionally left blank.]

12

We look forward to working with you on this assignment.

Very truly yours,

BARCLAYS BANK PLC

By:	/s/ Craig Malloy
Name: Craig Malloy
Title: Director

[Project Chicago - Amended and Restated Commitment Letter]

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Sovonna Day – Goins
Name: Sovonna Day – Goins
Title: Authorized Signatory

CREDIT SUISSE AG,
CAYMAN ISLANDS BRANCH

By:	/s/ BILL O’DALY
Name: BILL O’DALY
Title: AUTHORIZED SIGNATORY

By:	/s/ Sally Reyes
Name: Sally Reyes
Title: Authorized Signatory

[Project Chicago - Amended and Restated Commitment Letter]

MORGAN STANLEY SENIOR FUNDING, INC.

By:	/s/ Subhalakshmi Ghosh-Kohli
Name: Subhalakshmi Ghosh-Kohli
Title: Authorized Signatory

[Project Chicago - Amended and Restated Commitment Letter]

CAPITAL ONE, N.A.

By:	/s/ Frederick H. Denecke
Name: Frederick H. Denecke
Title: Senior Vice President

[Project Chicago - Amended and Restated Commitment Letter]

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Justin Tichaver
Name: Justin Tichaver
Title: Director

[Project Chicago - Amended and Restated Commitment Letter]

ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE:

ARC Properties Operating Partnership, L.P.

By:	/s/ Brian Block
	Name:	Brian Block
	Title:	Executive Vice President and Chief Financial Officer

[Project Chicago - Amended and Restated Commitment Letter]

EXECUTION COPY

Exhibit A

Summary of Terms and Conditions of the Term Loan Facility

This Summary of Terms and Conditions outlines certain terms and conditions of the Term Loan Facility.

References to the “ARC Existing Credit Agreement” shall mean the Credit Agreement, dated as of February 14, 2013, among Holdings, the Borrower, Wells Fargo Bank, National Association, and others (as amended, supplemented or otherwise modified from time to time prior to the date hereof).

November 13, 2013

Borrower:	ARC Properties Operating Partnership, L.P., a Delaware limited partnership (the “Borrower”) and a wholly-owned subsidiary of American Realty Capital Properties, Inc. (“Holdings”). Pursuant to the Merger Agreement, Holdings has formed a new wholly-owned subsidiary (“MergerSub”) which will be merged with and into, the entity identified previously as “Chicago” (“Chicago”), with MergerSub as the surviving entity. The Borrower may be merged with and into the direct subsidiary of Chicago, with the Borrower as the surviving entity.

Guarantors:	All obligations under the Term Loan Facility (as defined below) and under any interest rate protection (“Hedging Arrangements”) entered into with an Agent, Lead Arranger or Lender (as defined below) or any of their respective affiliates (each a “Lender Counterparty”) will be unconditionally guaranteed (the “Guarantees”) by Holdings, MergerSub and each of the Borrower’s existing and subsequently acquired or organized direct or indirect restricted domestic (and, to the extent no material tax consequences to the Borrower would result therefrom, foreign) subsidiaries (collectively, the “Subsidiary Guarantors”, and, collectively with Holdings and MergerSub, the “Guarantors”); provided that, the Guarantors shall not include entities (i) which are prohibited from providing guarantees by permitted indebtedness (including mortgage and other mezzanine indebtedness), including the ARC Existing Credit Agreement, the ABS Facilities or the Mortgage Debt, (ii) any Immaterial Subsidiary (to be defined in a mutually acceptable manner), (iii) any direct or indirect domestic subsidiary of a direct or indirect foreign subsidiary (any direct or indirect domestic subsidiary if substantially all of its assets consist of the equity or indebtedness of one or more foreign subsidiaries), (iv) broker-dealer or investment advisor subsidiaries, (v) any other subsidiary that is prohibited, by applicable law, rule or regulation or by any contractual obligation existing on (but not incurred in anticipation of) the Closing Date or on the date such subsidiary was formed or acquired from guaranteeing the Term Loan Facility or that would require governmental or regulatory consent, approval, license or authorization, unless such consent, approval, license or authorization has already been received or (vi) any other subsidiary for which the cost of obtaining such guarantee will be excessive relative to the benefit, as reasonably determined by the Administrative Agent and the Borrower.

Exhibit A-1

Joint Bookrunners and Joint Lead Arrangers:

Barclays Bank PLC (“Barclays”), Citigroup Global Markets Inc. (“Citi”), Credit Suisse Securities (USA) LLC (“CS Securities”), and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) will act as joint bookrunners and joint lead arrangers (in such capacities, the “Lead Arrangers”) for the Term Loan Facility and will perform the duties customarily associated with such roles.

Administrative Agent:	Barclays will act as sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the Lenders and will perform the duties customarily associated with such role.

Collateral Agent:	Barclays will act as sole and exclusive collateral agent (in such capacity, the “Collateral Agent”) for the Lenders and will perform the duties customarily associated with such role.

Syndication Agent:	Citi will act as syndication agent (in such capacity, the “Syndication Agent”).

Documentation Agents:	CS Securities, and Morgan Stanley will act as co-documentation agents (in such capacities, the “Documentation Agents”).

Managing Agent:	Capital One, N.A. will act as managing agent (in such capacity, the “Managing Agent” and, together with the Administrative Agent, the Collateral Agent, the Syndication Agent, and the Documentation Agents, the “Agents”).

Lenders:	Barclays and/or other banks, financial institutions and institutional lenders selected by the Lead Arrangers and reasonably acceptable to the Borrower (each, a “Lender” and, collectively, the “Lenders”).

Purpose/Use of Proceeds:	The proceeds of the Term Loan Facility will be used (a) to fund the cash component of the consideration for the Merger pursuant to the Merger Agreement, (b) to refinance the Chicago Existing Credit Facilities and (c) to pay Transaction Costs.

Amount of Facility:	A $2.175 billion senior secured term loan facility (the “Term Loan Facility”), provided that, the amount of the commitments under the Term Loan Facility shall be subject to reduction as described in Section 2 of Exhibit C.

Exhibit A-2

Incremental Facility:	Before the Maturity Date (as defined below) of the Term Loan Facility, the Borrower will have the right to increase the amount of the Term Loan Facility by incurring an incremental term loan facility (each such incremental term loan facility, an “Incremental Facility” and, collectively, the “Incremental Facilities”) in an aggregate amount not to exceed the lesser of (x) $350 million and (y) such amount that will not cause the aggregate amount of the Term Loan Facility plus any Incremental Facilities to exceed 75% of Total Asset Value (to be defined in a mutually agreed upon manner), provided that, (i) such Incremental Facilities will share pari passu in the collateral described below, (ii) no existing Lender will be obligated to provide any portion of such Incremental Facilities, (iii) no default or event of default exists or would exist after giving effect thereto, (iv) all financial covenants would be satisfied on a pro forma basis on the date of incurrence and for the most recent determination period, after giving effect to such Incremental Facilities and other customary and appropriate pro forma adjustment events, including any acquisitions or dispositions after the beginning of the relevant determination period but prior to or simultaneous with the borrowing of such Incremental Facilities, (v) all reasonable and documented fees and expenses owing in respect of such increase to the Administrative Agent, the Collateral Agent and the Lenders shall have been paid, (vi) the representations and warranties in the Loan Documents (as defined in Exhibit C) will be true and correct in all material respects after giving effect to the incurrence of such Incremental Facilities, provided that if the proceeds of an Incremental Facility are to be used to finance a permitted acquisition, satisfaction of this clause (vi) shall be subject to “SunGard” provisions substantially identical to the those set forth in the second paragraph of Section 2 of the Commitment Letter, and (vii)(a) the yield (taking into account interest margins, Eurodollar/Base Rate “floors”, upfront fees and OID (based on an assumed four year life to maturity), applicable to any Incremental Facility will not be more than 50 basis points above the yield for the existing Term Loan Facility unless the interest rate with respect to such existing Term Loan Facility is increased by an amount equal to the difference between the yield with respect to such Incremental Facility less 50 basis points and the yield for the applicable existing Term Loan Facility (it being agreed that any increase required due to the application of a Eurodollar/ Base Rate “floor” will solely be effected through an increase of such “floor” in the Term Loan Facility), (b) the maturity date applicable to such Incremental Facility will not be earlier than the latest maturity date of the existing Term Loan Facility, (c) the weighted average life to maturity of such Incremental Facility will not be shorter than the weighted average life to maturity of the existing Term Loan Facility and (d) all other terms of such Incremental Facility, if not consistent with the terms of the applicable existing Term Loan Facility, will be as agreed between the Borrower and the Lenders providing such Incremental Facility.

Availability:	One drawing may be made under the Term Loan Facility on the Closing Date (as defined below).

Closing Date:	The date on or before April 22, 2014 (which date may be extended to the date that is the earlier of (x) the date Holdings has received the requisite shareholder approval of the Transactions and all necessary consents with respect to existing indebtedness of Holdings, the Borrower, Chicago and their respective subsidiaries and (y) July 22, 2014 if Holdings has not obtained the requisite shareholder approval and consent with respect such existing indebtedness as of April 22, 2014.

Exhibit A-3

Maturity Date:	The maturity date (the “Maturity Date”) of the Term Loan Facility will be the fifth anniversary of the Closing Date; provided that, the definitive documentation will provide the right for individual Lenders to agree to extend the maturity date of their outstanding loan under the Term Loan Facility upon the request of the Borrower and without the consent of any other Lender.

Amortization:	The outstanding principal amount of the Term Loan Facility will be payable in equal quarterly amounts of 1.0% per annum commencing on the date that is the end of the second full fiscal quarter ending after the Closing Date, with the remaining balance, together with all other amounts owed with respect thereto, payable on the Maturity Date.

Interest Rate:	All amounts outstanding under the Term Loan Facility will bear interest, at the Borrower’s option, at a rate per annum equal to:

(i) the Base Rate plus 2.00% per annum; or

(ii) the reserve adjusted Eurodollar Rate plus 3.00% per annum;

provided, that at no time will the Base Rate be deemed to be less than 2.00% per annum or the reserve adjusted Eurodollar Rate be deemed to be less than 1.00% per annum.

As used herein, (i) “Base Rate” means a fluctuating rate per annum equal to the greatest of (x) the rate determined from time to time by Barclays as its prime rate in effect at its principal office in New York City, (y) the Federal Funds effective rate plus ½ of 1.0% and (z) the one-month reserve adjusted Eurodollar Rate plus 1.0% and (ii) “reserve adjusted Eurodollar Rate” means a fluctuating rate per annum equal to the rate per annum determined by the Administrative Agent to be the offered rate appearing on the LIBOR01 page of the Reuters Screen (or if not available, any successor page or service as determined by the Administrative Agent), as adjusted for applicable reserve requirements.

Default Interest:	Upon the occurrence and during the continuance of a payment default or bankruptcy default or event of default, interest on amounts not paid when due will accrue at a rate of 2.0% per annum plus the rate otherwise applicable to such amounts and will be payable on demand (the “Default Interest Rate”).

Interest Payments:	Quarterly for loans bearing interest based upon the Base Rate; on the last day of the applicable interest periods (which will be one, two, three and six months and, if available to all relevant Lenders, twelve months) for loans bearing interest based upon the reserve adjusted Eurodollar Rate (and at the end of every three months, in the case of interest periods longer than three months); and upon each mandatory and voluntary prepayment on the principal amount prepaid, in each case payable in arrears and computed on the basis of a 360-day year with respect to loans bearing interest based upon the reserve adjusted Eurodollar Rate and a 365/366-day year with respect to loans bearing interest based upon clause (x) of the definition of Base Rate.

Exhibit A-4

Funding Protection and Taxes:	Customary for transactions of this type, including breakage, gross-up for tax withholding, compensation for increased costs and compliance with capital adequacy and other regulatory restrictions.

Voluntary Prepayments:	The Term Loan Facility may be prepaid in whole or in part without premium or penalty upon one business day’s (or, in the case of a prepayment of loans bearing interest based upon the reserve adjusted Eurodollar Rate, three business days’) prior written notice, subject to reimbursement of the Lenders’ breakage costs in the case of a prepayment of loans bearing interest based upon the reserve adjusted Eurodollar Rate prior to the last day of the applicable interest period, except that in the event all or any portion of the Term Loan Facility is repriced or effectively refinanced through any amendment of the Term Loan Facility (the effect of which is to reduce the yield (taking into account interest margins, Eurodollar/Base Rate “floors”, upfront fees and OID (based on an assumed four year life to maturity) applicable to the Term Loan Facility) voluntarily prior to the six month anniversary of the Closing Date, such repricings or refinancings will be made at a prepayment price equal to 101% of the principal amount of the Term Loan Facility being prepaid. All voluntary prepayments of the Term Loan Facility or any Incremental Facility, as the case may be, will be applied on a pro rata basis to the scheduled amortization payments (including those due at maturity) and may not be reborrowed.

Mandatory Prepayments:	The Borrower will make the following mandatory prepayments (subject to certain basket amounts to be negotiated in the Loan Documents):

(i) Asset Sales: Prepayments in an amount equal to 100.0% of the net cash proceeds of the sale or other disposition of any property or assets of Holdings, the Borrower or any of its subsidiaries consisting of unencumbered real estate assets of Chicago and its subsidiaries, the equity interests of the subsidiaries of Chicago acquired in the Merger and, subject to the application of such proceeds in accordance with any indebtedness secured thereby, the real estate assets of Holdings and its subsidiaries (other than (x) any Collateral and Borrowing Base Property under, and as defined in, the ARC Credit Agreement and (y) any equity or assets of any Chicago subsidiary that is a broker-dealer or investment advisor), in each case in excess of $2,500,000 payable no later than five business days following the date of receipt, other than (a) net cash proceeds of sales or other dispositions made in the ordinary course of business and (b) net cash proceeds that are reinvested (or committed to be reinvested) in other long-term assets useful in the business of the Borrower or any of its subsidiaries within 180 days of such sale or disposition or, if so committed within such period, reinvested within 180 days thereafter; provided that, no such prepayment of the Term Loan Facility will be required in respect of net cash proceeds of dispositions of assets other than Collateral (including any borrowing base properties) to the extent such net cash proceeds are applied in accordance with the Bridge Loans.

Exhibit A-5

(ii) Insurance Proceeds: Prepayments in an amount equal to 100.0% of the net cash proceeds of insurance or condemnation proceeds in excess of $2,500,000 paid on account of any loss of any property or assets of Holdings, the Borrower or any of its subsidiaries consisting of unencumbered real estate assets of Chicago and its subsidiaries, the equity interests of the subsidiaries of Chicago acquired in the Merger and, subject to the application of such proceeds in accordance with any indebtedness secured thereby, the real estate assets of Holdings and its subsidiaries (other than (x) any Collateral and Borrowing Base Property under, and as defined in, the ARC Credit Agreement and (y) any equity or assets of any Chicago subsidiary that is a broker-dealer or investment advisor) payable no later than five business days following the date of receipt, other than net cash proceeds that are reinvested (or committed to be reinvested) in other long-term assets useful in the business of the Borrower or any of its subsidiaries (or used to replace damaged or destroyed assets) within 180 days of receipt of such net cash proceeds of, if so committed within such period, reinvested within 180 days thereafter; provided that, no such prepayment of the Term Loan Facility will be required in respect of net cash proceeds of insurance or condemnation proceeds of assets other than Collateral (including any borrowing base properties) to the extent such net cash proceeds are applied in accordance with the Bridge Loans.

(iii) Incurrence of Indebtedness: Prepayments in an amount equal to 100.0% of the net cash proceeds received from the issuance of any indebtedness by Holdings, the Borrower or any of its subsidiaries (other than certain indebtedness otherwise permitted under the Loan Documents) payable no later than one business day following the date of receipt; provided that, no such prepayment of the Facilities will be required in respect of the issuance of Demand Debt (to be defined in the applicable Loan Document) to the extent that such net cash proceeds are applied to prepay the Bridge Loans.

Exhibit A-6

(iv) Excess Cash Flow: Prepayments in an amount equal to 50.0% (subject to reductions to a lower percentage upon achievement and maintenance of certain financial performance measures to be determined) of “Excess Cash Flow” (to be defined in the Loan Documents and to be reduced by permitted REIT distributions and dividends payable by Holdings at the rate stated on October 22, 2013 of Holdings, the Borrower and its subsidiaries payable no later than 95 days following the Borrower’s fiscal year end.

All mandatory prepayments will be applied without penalty or premium (except for breakage costs, if any), first, to costs, reimbursements and expenses due to the Administrative Agent and, second, pro rata to the Term Loan Facility and any Incremental Facilities (and applied pro rata to the remaining scheduled amortization payments and the payment at final maturity).

Collateral:	The obligations of the Borrower and the Guarantors under the Term Loan Facility, each Guarantee and any Hedging Arrangements with a Lender Counterparty will be secured by perfected first priority security interests in 100.0% of the equity interests of each restricted subsidiary of the Borrower, which pledge, in the case of any foreign subsidiary, will be limited to 100.0% of the non-voting stock (if any) and 66.0% of the voting stock of such foreign subsidiary to the extent the pledge of any greater percentage would result in adverse tax consequences to Holdings or the Borrower. For the avoidance of doubt, the Collateral shall include a pledge of all of the Borrower’s restricted subsidiaries, including subsidiaries of Chicago acquired pursuant to the Merger (other than broker-dealer or advisory subsidiaries), except to the extent (i) such pledge is otherwise prohibited by permitted indebtedness, including the ARC Existing Credit Agreement, the Mortgage Debt, the ABS Facilities or other mezzanine indebtedness or (ii) the granting of a security interest in such asset would be prohibited by applicable law. The Collateral shall not include a pledge of any equity interests of MergerSub, Tiger Acquisition, LLC or Safari Acquisition, LLC, (collectively, the “Intermediate Holdcos”). All security arrangements will be in form and substance reasonably satisfactory to the Administrative Agent and will be perfected on the Closing Date and none of the Collateral will be subject to any other liens or encumbrances, subject to customary and limited exceptions to be mutually agreed upon. No actions will be required outside of the United States in order to create or perfect any security interest in any equity interests of a Foreign Subsidiary and no foreign law security or pledge agreements shall be required.

Exhibit A-7

Representations and Warranties:

The Term Loan Facility will contain only the following representations and warranties by the Borrower and the other Guarantors, all in form and substance substantially similar to the representations and warranties contained in the ARC Existing Credit Agreement as amended to permit the Transactions and otherwise mutually agreed between the Borrower and the Lead Arrangers and, on the Closing Date, subject to the limitations set forth in the second paragraph of Section 2 of the Commitment Letter: existence, qualification and power; compliance with laws; authorization; no contravention, governmental authorization; other consents; binding effect; financial statements; projections; no material adverse change; litigation; no default; ownership of property, liens, equity interests; environmental compliance; insurance; taxes; ERISA compliance; subsidiaries; equity interests; margin regulations; Investment Company Act; disclosure; compliance with laws; taxpayer identification number; intellectual property, licenses, etc.; representations concerning leases; solvency; REIT status of Holdings; labor matters; ground lease representation; borrowing base properties; Patriot Act and other specified laws, including OFAC and FCPA, and validity, perfection and priority of security interests.

Covenants:	The Term Loan Facility will contain only the following affirmative, negative and financial covenants by Holdings, the Borrower and the other Guarantors, all in form and substance substantially similar to the affirmative and negative covenants (as applicable) contained in the ARC Existing Credit Agreement as amended to permit the Transactions and otherwise mutually agreed between the Borrower and the Lead Arrangers:

Affirmative covenants: financial statements and other reports; certificates, other information; notices; payment of obligations; preservation of existence, etc.; maintenance of properties; maintenance of insurance; compliance with laws; books and records, inspection rights; use of proceeds; environmental matters; maintenance of listing status; ground leases; borrowing base properties; subsidiary guarantor organizational documents and further assurances.

Negative covenants: liens; investments; fundamental changes, dispositions, restricted payments; change in nature of business, transactions with affiliates; burdensome agreements; use of proceeds; borrowing base properties, ground leases, merger agreement; environmental matters; negative pledge, indebtedness; and Intermediate Holdcos to be passive pass-through entities without distributions from, or any voting equity of, the Borrower.

Financial covenants: Only the following financial covenants, which will contain definitions (and corresponding ratio levels) substantially similar to the ARC Existing Credit Agreement (as in effect on the Closing Date) or as otherwise mutually agreed:

(i) Maximum Consolidated Leverage Ratio;

(ii) Maximum Secured Recourse Indebtedness;

Exhibit A-8

(iii) Minimum Fixed Charge Ratio;

(iv) Borrowing Base Interest Coverage Ratio;

(v) Minimum Tangible Net Worth;

(vi) Maximum Secured Leverage Ratio; and

(vii) Total Unencumbered Asset Value Ratio.

Unrestricted Subsidiaries:	The definitive loan documentation will contain provisions pursuant to which, subject to limitations on loans, advances, guarantees and other investments, the Borrower will be permitted to designate any existing or subsequently acquired or organized subsidiary as an “Unrestricted Subsidiary” and subsequently re-designate any such unrestricted subsidiary as a restricted subsidiary so long as (a) no payment default or Event of Default is continuing, (b) such designation or re-designation would not cause an Event of Default and (c) the Borrower is in compliance with the financial covenants on a pro forma basis. The designation of any unrestricted subsidiary as a restricted subsidiary shall be deemed to be an incurrence at the time of such designation of indebtedness of such subsidiary or liens on the assets of such subsidiary, in each case, outstanding on the date of such designation. The designation of any subsidiary as an unrestricted subsidiary shall constitute an investment for purposes of the investments negative covenant described under the caption “Negative Covenants” above. Unrestricted subsidiaries will not be subject to the mandatory prepayment, representation and warranty, affirmative or negative covenant or Event of Default provisions of the definitive loan documentation.

Events of Default:	The Term Loan Facility will include the following events of default (and, as appropriate, grace periods, thresholds and materiality qualifiers), all in form and substance substantially similar to the events of default contained in the ARC Existing Credit Agreement as amended to permit the Transactions and otherwise as mutually agreed between the Borrower and the Lead Arrangers: non-payment when due; breach of certain covenants; other defaults under Loan Documents; breach of representations and warranties; cross-default; insolvency proceedings, etc.; inability to pay debts, attachments; judgments; ERISA; invalidity of Loan Documents; environmental matters; REIT status of Holdings; “Change of Control” (to be defined as mutually agreed upon) and guaranties, security documents and other Loan Documents.

Exhibit A-9

Conditions Precedent to Borrowing:

The several obligation of each Lender to make, or cause an affiliate to make, loans under the Term Loan Facility on the Closing Date will be subject only to (i) the conditions set forth or referred to in Section 2 of the Commitment Letter (including those specified in Exhibit C thereto), and (ii) the accuracy of representations and warranties in all material respects (except to the extent any such representation and warranty is qualified as to “materiality”, “Material Adverse Effect” (to be defined as mutually agreed upon) or similar language, in which case, such representation and warranty shall be true and correct in all respects (after giving effect to such qualification)), subject, in each case, to the second paragraph of Section 2 (Conditions Precedent) of the Commitment Letter.

Assignments and Participations:

The Lenders may assign all of their loans and commitments under the Term Loan Facility, or a part of their loans and commitments in an amount of not less than $1.0 million to their affiliates or one or more banks, financial institutions or other entities that are Eligible Assignees (to be defined in the Loan Documents) which are acceptable to the Administrative Agent and (unless any payment default or bankruptcy event of default is continuing or such assignment is to a Lender or an Affiliate thereof) the Borrower; provided that, such bank, financial institution or other entity shall be deemed acceptable to the Borrower if the Borrower does not otherwise reject such bank, financial institution or other entity within ten business days after having received notice thereof; provided, further, that assignments made to another Lender, an affiliate of a Lender or of an Agent will not be subject to the above minimum assignment amount and consent requirements.

The Term Loan Facility will provide that, so long as no default or event of default has occurred and is continuing, loans under the Term Loan Facility may be purchased by and assigned to Holdings, the Borrower, any Subsidiary Guarantor and any of their respective affiliates (each, an “Affiliated Lender”) on a non-pro rata basis; provided that, (i) each Affiliated Lender shall make a representation that, as of the date of any such purchase and assignment, it is not in possession of material non-public information with respect to the Borrower, its subsidiaries or their respective securities (“Non-Public Information”) that (a) has not been disclosed to the assigning Lender prior to such date and (b) could reasonably be expected to have a material effect upon, or otherwise be material to, a Lender’s decision to assign its loans to such Affiliated Lender, as the case may be, (ii) loans owned or held by an Affiliated Lender shall be excluded in the determination of any Required Lender votes (provided, however, that, for the avoidance of doubt, an Affiliated Lender shall have the right to vote on any amendment, modification, termination or waiver that would require the vote of all Lenders adversely affected thereby), (iii) loans owned or held by an Affiliated Lender, shall not, in the aggregate, exceed 20% of the Term Loan Facility, (iv) no Affiliated Lender shall be permitted to attend any Lender conference calls or meetings or receive any Lender information, (v) the Borrower shall be in compliance with all financial covenants on a pro forma basis at the time of such purchase and assignment and (vi) such loans shall be automatically cancelled.

Exhibit A-10

Amendments and Required Lenders:

No amendment, modification, termination or waiver of any provision of the Loan Documents will be effective without the written approval of Lenders holding more than 50.0% of the aggregate amount of the Term Loan Facility (collectively, the “Required Lenders”), except that: (x) any amendment that would disproportionately affect the obligation of the Borrower to make payment of the loans under the Term Loan Facility or any Incremental Facility will not be effective without the approval of holders of more than 50.0% of the aggregate amount of the such Facility, and (y) the consent of each Lender adversely affected thereby (and in the case of certain collateral issues, each Lender Counterparty) will be required with respect to, among other things, matters relating to interest rates other than waiver of Default Interest, maturity, amortization, pro rata payment and sharing provisions, certain collateral issues and the definition of Required Lenders.

Refinancing Facilities:	The definitive loan documentation will permit the Borrower to refinance loans under the Term Loan Facility and any Incremental Facility from time to time, in whole or in part, with (a) one or more new term loan credit facilities (each, a “Refinancing Facility”) under the definitive loan documentation with the consent of the Borrower, the Administrative Agent (not to be unreasonably withheld, delayed or conditioned) and the entities providing such Refinancing Facility, (b) one or more series of senior unsecured notes or term loans, (c) one or more series of senior secured notes or term loans that will be secured by the Collateral on an equal and ratable basis with the Term Loan Facility, or (d) one or more series of junior lien notes or term loans that will be secured on a junior lien basis to the Term Loan Facility, which will be subject to the intercreditor arrangements reasonably satisfactory to the Collateral Agent (any such notes or loans, “Refinancing Notes”), subject, in each case, solely to the following terms and conditions: (i) no such Refinancing Facility or Refinancing Notes may mature prior to the maturity date of, or have a shorter weighted average life to maturity than, the loans under the Term Loan Facility or Incremental Facility being refinanced, provided that, any Refinancing Notes that are secured on a junior lien basis shall have a maturity date not earlier than six months after latest effective Maturity Date at the time such Refinancing Notes are issued; (ii) no Refinancing Facility or Refinancing Notes may be guaranteed by any person that is not a Guarantor of the Term Loan Facility; (iii) to the extent secured, no Refinancing Facility or Refinancing Notes may be secured by any assets that do not constitute Collateral; and (iv) the other terms and conditions of such Refinancing Facility or Refinancing Notes (excluding pricing and optional prepayment or redemption terms) must be substantially identical to, or not materially more favorable (taken as a whole) to the lenders providing such Refinancing Facility or Refinancing Notes, as applicable, than those applicable to the Term Loan Facility or Incremental Facility being refinanced are to the Lenders (except for covenants and other provisions applicable only to periods after the latest final maturity date of the Term Loan Facility or Incremental Facility existing at the time of such refinancing); provided that, notwithstanding anything to the contrary herein, any refinancing of the Term Loan Facility by Refinancing Facilities or Refinancing Notes shall be subject to the prepayment price specified in “Voluntary Prepayments” above. The Refinancing Facilities and Refinancing Notes will not be subject to any “most favored nation” pricing provisions.

Exhibit A-11

Indemnity and Expenses:	The Term Loan Facility will provide customary and appropriate provisions relating to indemnity and related matters in a form acceptable to the Lead Arrangers and Agents. The Borrower will also pay (i) reasonable out-of-pocket expenses of the Lead Arrangers and the Agents associated with the syndication of the Term Loan Facility and the preparation, negotiation, execution, delivery and administration of the Loan Documents and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of one primary counsel to the Lead Arrangers and the Agents, and one local counsel in each relevant jurisdiction to the extent reasonably necessary and the charges of electronic loan administration platforms) and (ii) all out-of-pocket expenses of the Lead Arrangers, the Agents and the Lenders (including the reasonable fees, disbursements and other charges of one primary counsel to the Lead Arrangers, the Agents and the Lenders, and one local counsel in each applicable jurisdiction) in connection with the enforcement of the Loan Documents or in any bankruptcy case or insolvency proceeding; provided that, in the event of an actual or perceived conflict of interest, reimbursement for counsel shall include additional primary and local counsel for all similarly situated individuals.

Governing Law and Jurisdiction:

The Term Loan Facility will provide that the Borrower and the Guarantors will submit to the exclusive jurisdiction and venue of the federal and state courts of the County and State of New York (except to the extent the Collateral Agent requires submission to any other jurisdiction in connection with the exercise of any rights under any security document or the enforcement of any judgment) and will waive any right to trial by jury. New York law will govern the Loan Documents, except with respect to certain security documents where applicable local law is necessary for enforceability or perfection.

Counsel to the Lead Arrangers and Administrative Agent:	Orrick, Herrington & Sutcliffe LLP.

The foregoing is intended to summarize certain terms and conditions of the Term Loan Facility. It is not intended to be a definitive list of all of the requirements of the Borrower and the Guarantors in connection with the Term Loan Facility.

Exhibit A-12

EXECUTION COPY

Exhibit B

Summary of Terms and Conditions of the Bridge Loans

This Summary of Terms and Conditions outlines certain terms and conditions of the Bridge Loans.

References to the “ARC Existing Credit Agreement” shall mean the Credit Agreement, dated as of February 14, 2013, among Holdings, the Borrower, Wells Fargo Bank, National Association, and others (as amended, supplemented or otherwise modified from time to time prior to the date hereof).

November 13, 2013

Borrower:	The Borrower under the Term Loan Facility.

Guarantors:	All obligations under the Bridge Loans (as defined below) will be unconditionally guaranteed (the “Guarantees”) by each of the Guarantors (as defined in Exhibit A) under the Term Loan Facility (collectively, the “Guarantors”).

Joint Bookrunners and Joint Lead Arrangers:	Barclays Bank PLC (“Barclays”), Citigroup Global Markets Inc. (“Citi”), Credit Suisse Securities (USA) LLC (“CS Securities”), and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) will act as joint bookrunners and Lead Arrangers (in such capacities, the “Lead Arrangers”) for the Bridge Loans and will perform the duties customarily associated with such roles.

Administrative Agent:	Barclays will act as sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the Lenders and will perform the duties customarily associated with such role.

Syndication Agent:	Citi will act as syndication agent (in such capacity, the “Syndication Agent”).

Documentation Agents:	CS Securities and Morgan Stanley will act as co-documentation agents (in such capacities, the “Documentation Agents” ).

Managing Agent:	Capital One, N.A. will act as managing agent (in such capacity, the “Managing Agent”).

Lenders:	Barclays and/or other banks, financial institutions and institutional lenders selected by the Lead Arrangers (each, a “Lender” and, collectively, the “Lenders”).

Purpose/Use of Proceeds:	The proceeds of the Bridge Loans will be used (a) to fund the cash component of the consideration for the Merger pursuant to the Merger Agreement, (b) to refinance the Chicago Existing Credit Facilities and (c) to pay the Transaction Costs.

Amount of Bridge Loans:	$575 million of unsecured senior bridge loans less the amount of gross proceeds from any sale of Notes received on or prior to the Closing Date (the “Bridge Loans”).

Exhibit B-1

Ranking of Bridge Loans:	The Bridge Loans, the Guarantees and all obligations with respect thereto will be unsecured and pari passu in right of payment to the payment in full of all obligations of the Borrower under the Term Loan Facility.

Closing Date:	The Closing Date (as defined in Exhibit A) under the Term Loan Facility (the “Closing Date”).

Maturity:	The Bridge Loans will mature on the seventh anniversary of the Closing Date. At any time on or after the first anniversary of the Closing Date (the “Conversion Date”), the Bridge Loans may be exchanged in whole or in part, at the option of the applicable Lender, for unsecured senior exchange notes due on the seventh anniversary of the Closing Date (the “Exchange Notes”) having an equal principal amount.

The Exchange Notes will be issued pursuant to an Indenture (as defined in Annex 1 to this Exhibit B) that will have the terms set forth on Annex 1 to this Exhibit B.

Interest Rate:	Prior to the Conversion Date, all amounts outstanding under the Bridge Loans will bear interest, at the Borrower’s option, at a rate per annum equal to:

(a) the Base Rate plus 4.00% per annum; or

(b) the reserve adjusted Eurodollar Rate plus 5.00% per annum;

provided that, on the 90th day after the Closing Date, the percentages set forth in clauses (a) and (b) above will each increase by 50 basis points per annum, and will increase by 50 basis points per annum on each 90-day anniversary of the Closing Date thereafter until the Conversion Date; and provided, further, that at no time will the Base Rate be deemed to be less than 2.00% per annum or the reserve adjusted Eurodollar Rate be deemed to be less than 1.00% per annum.

Commencing on the Conversion Date, all amounts outstanding under the Bridge Loans will bear interest at a rate per annum equal to the Total Cap, as determined in the Facilities Fee Letter.

Prior to the Conversion Date, interest will be payable quarterly, in arrears, and on the date of any prepayment of the Bridge Loans. From and after the Conversion Date, interest will be payable semiannually in arrears.

As used herein, “Base Rate” and “reserve adjusted Eurodollar Rate” have the meanings set forth in Exhibit A to the Commitment Letter.

Exhibit B-2

Default Interest:	Upon the occurrence and during the continuance of any payment default or bankruptcy event of default, interest on amounts not paid when due will accrue at a rate of 2.0% per annum plus the rate otherwise applicable to such amounts and will be payable on demand (the “Default Interest Rate”). In no event shall any cap or limit on the yield or interest rate payable with respect to the Bridge Loans or Exchange Notes affect the payment in cash of any default rate of interest.

Funding Protection and Taxes:	Same as the Term Loan Facility.

Voluntary Prepayments:	Prior to the Conversion Date, the Bridge Loans may be prepaid, in whole or in part, at the option of the Borrower at any time (except as provided below) upon one business day’s (or, in the case of a prepayment of loans bearing interest based upon the reserve adjusted Eurodollar Rate, three business days’) prior written notice at a price equal to 100.0% of the principal amount thereof plus accrued interest to the date of prepayment. Voluntary prepayments may not be reborrowed.

From and after the Conversion Date, the Bridge Loans may be prepaid, in whole or in part, at the option of the Borrower at any time (except as provided below) upon 30 days’ prior written notice at a price equal to 100.0% of the principal amount thereof plus accrued interest to the date of prepayment plus the Applicable Premium (as defined below). The “Applicable Premium” will be (i) a make-whole premium calculated based on the applicable treasury rate plus 50 basis points during the first three years following the Closing Date, (ii) one-half of the interest rate on the Bridge Loans in year four and (iii) declining ratably on each subsequent anniversary of the Closing Date to zero two years prior to the maturity of the Bridge Loans. In addition, prior to the third anniversary of the Closing Date, up to 40.0% of the original principal amount of the Bridge Loans may be prepaid from the proceeds of a qualifying equity offering at a prepayment price equal to 100.0% of the principal amount thereof plus a premium equal to the interest rate on the Bridge Loans on the date of prepayment plus accrued interest.

Exhibit B-3

Notwithstanding anything to the contrary set forth above, the Borrower may not make any voluntary prepayment of the Bridge Loans (a) during the period commencing on the date of a Securities Demand and ending upon the earliest of (x) the consummation of an issuance or incurrence of Demand Securities (as defined in the Facilities Fee Letter) in accordance with such Securities Demand, (y) the withdrawal or termination of such Securities Demand or (z) the first business day following the Conversion Date and (b) to the extent that the holders of no less than $100,000,000 in aggregate principal amount of the Bridge Loans have given notice to the Borrower of their intent to elect to exchange Bridge Loans for Exchange Notes, during the period commencing on the delivery of such notice and ending upon the withdrawal of such notice or the consummation of the exchange of such holder’s Bridge Loans for Exchange Notes.

Mandatory Prepayments:	Prior to the Conversion Date, the Borrower will make the following mandatory prepayments (subject to certain basket amounts to be negotiated in the Bridge Loan Agreement):

(i) Asset Sales: Prepayments in an amount equal to 100.0% of the net cash proceeds of the sale or other disposition of any property or assets of Holdings, the Borrower or any of its subsidiaries consisting of unencumbered real estate assets of Chicago and its subsidiaries, the equity interests of the subsidiaries of Chicago acquired in the Merger and, subject to the application of such proceeds in accordance with any indebtedness secured thereby, the real estate assets of Holdings and its subsidiaries (other than (x) any Collateral and Borrowing Base Property under, and as defined in, the ARC Credit Agreement and (y) any equity or assets of any Chicago subsidiary that is a broker-dealer or investment advisor), in each case in excess of $2,500,000, payable no later than five business days following the date of receipt, other than (a) net cash proceeds of sales or other dispositions made in the ordinary course of business and (b) net cash proceeds that are reinvested (or committed to be reinvested) in other long-term assets useful in the business of the Borrower or any of its subsidiaries within 180 days of such sale or disposition or, if so committed within such period, reinvested within 180 days thereafter; provided that, no such prepayment of the Bridge Loans will be required in respect of net cash proceeds of dispositions of any collateral (including any borrowing base properties) for the Term Loan Facility to the extent such net cash proceeds are applied in accordance with the Term Loan Facility.

Exhibit B-4

(ii) Insurance Proceeds: Prepayments in an amount equal to 100.0% of the net cash proceeds of insurance or condemnation proceeds in excess of $2,500,000 paid on account of any loss of any property or assets of Holdings, the Borrower or any of its subsidiaries consisting of unencumbered real estate assets of Chicago and its subsidiaries, the equity interests of the subsidiaries of Chicago acquired in the Merger and, subject to the application of such proceeds in accordance with any indebtedness secured thereby, the real estate assets of Holdings and its subsidiaries (other than (x) any Collateral and Borrowing Base Property under, and as defined in, the ARC Credit Agreement and (y) any equity or assets of any Chicago subsidiary that is a broker-dealer or investment advisor) payable no later than five business days following the date of receipt, other than net cash proceeds that are reinvested (or committed to be reinvested) in other long-term assets useful in the business of the Borrower or any of its subsidiaries (or used to replace damaged or destroyed assets) within 180 days of receipt of such net cash proceeds or, if so committed within such period, reinvested within 180 days thereafter; provided that, no such prepayment of the Bridge Loans will be required in respect of net cash proceeds of insurance or condemnation proceeds of any collateral (including any borrowing base properties) for the Term Loan Facility to the extent such net cash proceeds are applied in accordance with the Term Loan Facility.

(iii) Equity Offerings: Prepayments in an amount equal to 100.0% of the net cash proceeds received from the issuance of any equity securities by Holdings (other than issuances pursuant to employee stock plans and certain other permitted equity issuances to be agreed) payable no later than five business days following the date of receipt.

(iv) Incurrence of Indebtedness: Prepayments in an amount equal to 100.0% of the net cash proceeds received from the incurrence of indebtedness by Holdings, the Borrower or any of its subsidiaries (including any issuance of Demand Debt but excluding certain other indebtedness otherwise permitted under the Bridge Loan Agreement) payable no later than one business day following the date of receipt.

All mandatory prepayments will be applied without penalty or premium (except for breakage costs, if any) and will be applied pro rata to the Bridge Loans.

Notwithstanding the foregoing, any proceeds to the Borrower from the sale of any Demand Debt funded or purchased by a Lender or one or more of its affiliates will be applied, first, to refinance the Bridge Loans held at that time by such Lender, and, second, in accordance with the pro rata provisions otherwise applicable to prepayments.

Exhibit B-5

From and after the Conversion Date, the mandatory prepayment provisions in the Bridge Loan Agreement will be automatically amended to require only that the Borrower offer to each holder of Bridge Loans to prepay the Bridge Loans held by such holder at a price of 100.0% of the principal amount of Bridge Loans prepaid plus accrued interest to the date of prepayment with the proceeds of any future asset sales or insurance proceeds (subject to certain ordinary course exceptions).

Nothing in these mandatory prepayment provisions will restrict or prevent any holder of Bridge Loans from exchanging Bridge Loans for Exchange Notes on or after the first anniversary of the Closing Date (subject to the $100 million threshold described in Annex 1).

Change of Control:	Each holder of Bridge Loans will be entitled to require the Borrower and the Borrower must offer to repay the Bridge Loans held by such holder at the Change of Control Offer Price (as defined below) plus accrued interest to the date of repayment, upon the occurrence of a Change of Control (to be defined in the Bridge Loan Agreement). The “Change of Control Offer Price” will be equal to 100.0% of the principal amount of any Bridge Loans repaid prior to the Conversion Date and 101.0% of the principal amount of any Bridge Loans repaid on or after the Conversion Date. Prior to making the repayment offer, the Borrower will, within 30 days of the Change of Control, repay all obligations under the Term Loan Facility or obtain any required consent of the Lenders under the Term Loan Facility to make such repayment of the Bridge Loans.

Representations and Warranties:	The Bridge Loan Agreement will contain such representations and warranties by Holdings, the Borrower and the other Guarantors as are usual and customary for bridge loan financings of this kind, all in form and substance mutually agreed as between the Borrower and the Lead Arrangers and otherwise substantially identical to the Term Loan Facility’s representations and warranties and, on the Closing Date, subject to the second paragraph of Section 2 of the Commitment Letter.

Covenants:	Prior to the Conversion Date, the Bridge Loan Agreement will contain such affirmative and negative covenants by Holdings, the Borrower and the other Guarantors as are usual and customary for bridge loan financings of this kind, all in form and substance as mutually agreed between the Borrower and the Lead Arrangers and otherwise substantially identical to the affirmative and negative covenants in the Term Loan Facility (but more restrictive in certain respects), including without limitation compliance with the Commitment Letter, the Fee Letters and the Engagement Letter. On the Conversion Date, the negative covenants in the Bridge Loan Agreement will be automatically amended to include only customary incurrence-based covenants comparable to those to be included in the Indenture (as defined on Annex I) governing the Exchange Notes.

Exhibit B-6

Events of Default:	Prior to the Conversion Date, the Bridge Loan Agreement will include such events of default (and, as appropriate, grace periods thresholds and materiality qualifiers) as are usual and customary for bridge loan financings of this kind, all in form and substance as mutually agreed between the Borrower and the Lead Arrangers. From and after the Conversion Date, the events of default in the Bridge Loan Agreement will be automatically limited to failure to pay principal or interest, defaults under other debt agreements or result in the acceleration of such indebtedness prior to its stated maturity, noncompliance with covenants in the Bridge Loan Agreement, judgments in excess of certain specified amounts, invalidity of guarantees and certain bankruptcy and related events, in each case subject to materiality thresholds and grace periods to be mutually agreed.

Conditions Precedent to Borrowing:	The several obligation of each Lender to make, or cause an affiliate to make, Bridge Loans will be subject only to (i) the conditions set forth or referred to in Section 2 of the Commitment Letter and Exhibit C to the Commitment Letter, and (ii) the accuracy of representations and warranties subject, in the case of clause (ii), to the limitations set forth in Section 2 of the Commitment Letter.

Assignments and Participations:	The Lenders may assign all or any part of their respective share of the Bridge Loans to their affiliates or one or more banks, financial institutions or other entities that are eligible assignees (to be described in the Bridge Loan Agreement), which (other than in the case of assignments made by or to the Lead Arrangers) are acceptable to the Administrative Agent in consultation with the Borrower; provided that, assignments made to another Lender, an affiliate of a Lender or of an Agent will not be subject to the above consent requirement.

Amendments and Required Bridge Lenders:	No amendment, modification, termination or waiver of any provision of the Bridge Loan Agreement will be effective without the written approval of Lenders holding more than 50.0% of the aggregate amount of the then outstanding Bridge Loans (the “Required Bridge Lenders”), except that the consent of each Lender adversely affected thereby will be required with respect to, among other things, matters relating to interest rates, maturity, pro rata payment and sharing provisions and the definition of Required Bridge Lenders.

Indemnity and Expenses:	Same as Term Loan Facility.

Governing Law and Jurisdiction:	The Bridge Loan Agreement will provide that the Borrower and the Guarantors will submit to the exclusive jurisdiction and venue of the federal and state courts of the County and State of New York and will waive any right to trial by jury. New York law will govern the Bridge Loan Agreement.

Exhibit B-7

Counsel to the Lead Arrangers and Administrative Agent:	Orrick, Herrington & Sutcliffe LLP.

The foregoing is intended to summarize certain terms and conditions of the Bridge Loans. It is not intended to be a definitive list of all of the requirements of the Borrower and the Guarantors in connection with the Bridge Loans.

Exhibit B-8

Annex 1 to Exhibit B

Summary of Terms and Conditions of Exchange Notes

This Summary of Terms and Conditions of Exchange Notes outlines certain terms and conditions of the Exchange Notes referred to in Exhibit B, of which this Annex 1 is a part.

Exchange Notes

At any time and from time to time on or after the Conversion Date, upon five or more business days prior notice, the Bridge Loans held by any Lender may, at the option of such Lender, be exchanged for a principal amount of Exchange Notes equal to 100.0% of the aggregate principal amount of the Bridge Loans so exchanged. The Bridge Loans and the Exchange Notes will rank pari passu with each other. At a Lender’s option, Exchange Notes will be issued directly to its broker-dealer affiliate or third party designated by it, upon surrender by the Lender to the Borrower of an equal principal amount of Bridge Loans. No Exchange Notes will be issued until the Borrower receives requests to issue at least $100,000,000 in aggregate principal amount of Exchange Notes. The Borrower and a to-be-formed Delaware corporation, which will be a wholly owned subsidiary of the Borrower, will jointly and severally issue Exchange Notes under an indenture (the “Indenture”) that complies with the Trust Indenture Act of 1939, as amended. The Borrower will appoint a trustee reasonably acceptable to the Lenders.

Maturity Date:	Same as the Bridge Loans.

Interest Rate:	Each Exchange Note will bear interest at a fixed rate equal to the Total Cap, as determined in the Facilities Fee Letter (plus default interest, if any). Interest will be payable semiannually in arrears. Additional default interest will accrue on amounts not paid when due at a rate of 2.0% per annum.

Optional Redemption:	Until the third anniversary of the Closing Date, the Exchange Notes will only be callable at a make-whole premium calculated based on the applicable treasury rate plus 50 basis points. Thereafter, each Exchange Note will be callable at par plus accrued interest plus a premium equal to one half of the coupon on such Exchange Note, which premium will decline ratably on each anniversary of the Closing Date to zero on the date that is two years prior to the maturity of the Exchange Notes. In addition, prior to the third anniversary of the Closing Date, up to 40.0% of the original principal amount of the Exchange Notes may be redeemed from the proceeds of a qualifying equity offering by the Borrower at a redemption price equal to par plus the coupon and accrued interest.

Defeasance Provisions of Exchange Notes:	Usual and customary for financings of this kind generally or as are otherwise deemed appropriate by the Lead Arrangers for this transaction in particular.

Annex 1-1

Modification:	Usual and customary for financings of this kind generally or as are otherwise deemed appropriate by the Lead Arrangers for this transaction in particular.

Change of Control:	Customary at 101.0%.

Registration Rights:	The Borrower will file within 180 days after the first anniversary of the Closing Date and will use its best efforts to cause to become effective as soon thereafter as practicable, a shelf registration statement with respect to the Exchange Notes (a “Shelf Registration Statement”). If a Shelf Registration Statement is filed, the Borrower will keep such registration statement effective and available (subject to customary exceptions). After a Shelf Registration Statement has been declared effective, the Borrower may permit its effectiveness to lapse if it is no longer needed to permit unrestricted resales of all of the Exchange Notes. If within 270 days after the first anniversary of the Closing Date (the “Effectiveness Deadline”) a Shelf Registration Statement for the Exchange Notes has not been declared effective, then the Borrower and the Guarantors, jointly and severally, will pay liquidated damages in the form of increased interest of 25 basis points per annum on the principal amount of Exchange Notes and Bridge Loans outstanding to holders of such Exchange Notes and Bridge Loans who are unable freely to transfer Exchange Notes from and including the Effectiveness Deadline to but excluding the effective date of such Shelf Registration Statement. On the 90th day after the Effectiveness Deadline, the liquidated damages will increase by 25 basis points per annum, and on each 90-day anniversary of the Effectiveness Deadline thereafter, will increase by 25 basis points per annum, to a maximum increase in interest of 100 basis points per annum. The Borrower will also pay such liquidated damages for any period of time (subject to customary exceptions) following the effectiveness of a Shelf Registration Statement that such Shelf Registration Statement is not available for sales thereunder. All accrued liquidated damages will be paid in arrears on each quarterly interest payment date.

In lieu of a Shelf Registration Statement, the Borrower at its option may file a registration statement (the “Exchange Registration Statement”) with respect to notes having terms identical to the Exchange Notes (the “Substitute Notes”) to effect a registered exchange offer (the “Registered Exchange Offer”) in which the Borrower offers to holders of Exchange Notes registered Substitute Notes in exchange for the Exchange Notes (it being understood that a Shelf Registration Statement would be required to be made available in respect of Exchange Notes the holders of which could not receive Substitute Notes through the Registered Exchange Offer that, in the opinion of counsel, would be freely saleable by such holders without registration or requirement for delivery of a current prospectus under the Securities Act of 1933, as amended (other than a prospectus delivery requirement imposed on a broker-dealer who is exchanging Exchange Notes acquired for its own account as a result of market making or other trading activities)). In such case, if the Exchange Registration Statement has not been declared effective and an exchange offer for the Exchange Notes pursuant to the Exchange Registration Statement has not been consummated by the Effectiveness Date, the Borrower will pay liquidated damages in the form of increased interest for the same periods and at the same rates as described in the previous paragraph.

Annex 1-2

Covenants:	The Indenture will include such covenants as are usual and customary for securities offerings of this kind generally or as are otherwise deemed appropriate by the Lead Arrangers for this transaction in particular; provided that the Exchange Note covenants may be more restrictive in certain respects that the Bridge Loan covenants.

Events of Default:	The Indenture will provide for such events of default (and, as appropriate, grace periods) as are usual and customary for securities offerings of this kind, or as are otherwise deemed appropriate by the Lead Arrangers for this transaction in particular.

The foregoing is intended to summarize certain basic terms and conditions of the Exchange Notes. It is not intended to be a definitive list of all of the requirements of the Lenders in connection with the Exchange Notes.

Annex 1-3

EXECUTION COPY

Exhibit C

Summary of Conditions Precedent to the Facilities

This Summary of Conditions Precedent outlines the conditions precedent to the Facilities. All capitalized terms used but not defined herein shall have the meaning given them in the Commitment Letter to which this Exhibit C is attached.

1.	Concurrent Transactions: The Borrower shall have received proceeds from borrowings made on the Closing Date pursuant to the Term Loan Facility and the Notes (or in lieu thereof, the Bridge Loans) which proceeds, together with the proceeds of permitted indebtedness and available cash, will be sufficient to pay the cash component of the consideration for the Merger, refinance the Chicago Existing Credit Facilities and pay the Transaction Costs. The Merger shall have been consummated or will be consummated concurrently with the initial funding under the Facilities in accordance with the Merger Agreement; provided that, no amendment, modification or waiver of any term thereof or any condition to Holdings’ or Borrower’s obligation to consummate the Merger thereunder (other than any such amendment, modification or waiver that is not materially adverse to any interest of the Lenders) shall be made or granted, as the case may be, without the prior written consent of the Lead Arrangers (it being understood that any increase in the cash component of the consideration payable or change in the structure of the Merger will be deemed to be materially adverse to the interests of the Lenders and will require the prior written consent of the Lead Arrangers, provided that, any decrease in the maximum percentage of the cash consideration specified in the Merger Agreement (and not the amount actually elected by the shareholders) payable not exceeding 30% of the amount set forth in the Merger Agreement on the date of the Commitment Letter will not be deemed to be materially adverse to the interests of the Lenders). The terms of the Notes and the agreements related to the Notes shall in each case be reasonably satisfactory to the Lead Arrangers. The Borrower shall be in compliance with Section 8.03(d) of the ARC Existing Credit Agreement; provided that, any amendments made to the ARC Existing Credit Agreement in connection with the Merger, the Transactions, the Facilities and the use of proceeds thereof or for any other purpose shall be reasonably satisfactory to the Lead Arrangers. Substantially concurrently with the consummation of the Merger, subject to Section 2 below, the Chicago Existing Credit Facilities shall have been repaid or repurchased in full, all commitments relating thereto shall have been terminated and all liens or security interests related thereto shall have been terminated or released, in each case on terms reasonably satisfactory to the Lead Arrangers.

Exhibit C-1

2.	Use of Proceeds; Commitment Reductions. The proceeds of the Facilities shall be used (a) to fund the cash component of the consideration for the Merger pursuant to the Merger Agreement, (b) to refinance the Chicago Existing Credit Facilities and (c) to pay Transaction Costs, provided that, (x) the commitments under the Facilities shall be permanently reduced on a dollar-for-dollar basis by (i) the maximum amount of Cash Consideration payable under, and as defined in, the Merger Agreement, less the actual amount of Cash Consideration elected and payable under the Merger Agreement, (ii) the aggregate amount of the term loan facility under the Chicago Existing Credit Facilities to the extent Chicago has obtained consents necessary to have such credit facilities remain outstanding after the consummation of the Merger and the liens securing such indebtedness have been released, (iii) any other indebtedness (“Additional Indebtedness”) incurred by ARC Partnership and its subsidiaries and Chicago and its subsidiaries on and after October 22, 2013 other than (A) the Mortgage Debt, (B) the ABS Facilities, (C) up to $500 million of incremental term loan and revolving commitments under the ARC Existing Credit Agreement (so long as the aggregate amount of term loans and revolving commitments under the ARC Existing Credit Agreement does not exceed $2.2 billion) and up to $231 million of revolving borrowings under the Chicago Existing Credit Facilities used, in each case, to finance Permitted Acquisitions prior to the Closing Date, (D) any indebtedness assumed by ARC Partnership and its subsidiaries in connection with the CapLease Merger and the ARCT IV Merger (both as defined in the Form S-4 Registration Statement of Holdings filed with the Securities and Exchange Commission on November 5, 2013) and (E) any property level indebtedness and related securitizations assumed by ARC Partnership and its subsidiaries in connection with the Merger, and (iv) the amount of the net cash proceeds of any issuance of equity interests by Holdings and its subsidiaries on or prior to the Closing Date (other than the Stock Consideration (as defined in the Merger Agreement)), (y)(1) any such reduction resulting from the reduction in the required amount of Cash Consideration, the issuance of indebtedness (other than under the ARC Existing Credit Agreement or the Chicago Existing Credit Facilities) or the issuance of debt securities or equity securities shall be applied first to the commitments in respect of the Bridge Loans and second to the commitments in respect of the Term Loan Facility and (2) any such reduction resulting from borrowings under the ARC Existing Credit Agreement and the Chicago Existing Credit Facilities shall be applied first to the commitments in respect of the Term Loan Facility and second to the commitments in respect of the Bridge Loans, in each case, allocated among the Commitment Parties based on their pro rata share of the commitment amount of the applicable Facility (as set forth in the Commitment Letter) and (z) the commitments of the Commitment Parties in respect of the Term Loan Facility shall terminate automatically in the event the aggregate amount of such commitments are less than $250 million and the commitments of the Commitment Parties in respect of the Bridge Loans shall terminate automatically in the event the aggregate amount of such commitments are less than $250 million, provided that, in the event that the aggregate amount of the commitments in respect of the Bridge Loan are reduced to less than $250 million, such amount may be allocated to increase the amount of the Term Loan Facility so long as the aggregate amount of the Term Loan Facility after giving effect to such allocation will exceed $250 million.

3.	Financial Statements. The Lead Arrangers shall have received on or prior to the date (the “Marketing Materials Delivery Date”) that is earlier of (x) December 4, 2013 and (y) the date that is 20 business days prior to January 31, 2014, to the extent applicable on such date, (i) unqualified audited financial statements of Holdings and Chicago for each of the three fiscal years ending more than 90 days prior to the Closing Date, (ii) unaudited financial statements for any quarterly interim period or periods (other than with respect to the last fiscal quarter of any fiscal year) of Holdings and Chicago ending more than 45 days prior to the Closing Date, together with unaudited financial statements for the corresponding period of the prior year (all of which shall have been reviewed by the independent accountants for Holdings and Chicago (as applicable) as provided in the Statement on Auditing Standards No. 100), (iii) customary additional unqualified audited and unaudited financial statements for all recent, probable or pending acquisitions and (iv) customary pro forma financial statements, in each case contemplated by clauses (i), (ii) and (iii), meeting the requirements of Regulation S-X for Form S-1 registration statements.

4.	Projections. The Lead Arrangers shall have received on or prior to the Marketing Materials Delivery Date, financial projections of Holdings and the Borrower through the fifth fiscal year following the Closing Date, which will be prepared on a pro forma basis to give effect to the Transactions and will include consolidated income statements (with EBITDA clearly noted), consolidated balance sheets and consolidated cash flow statements, a pro forma schedule of sources and uses and pro forma consolidated balance sheets of Holdings and its subsidiaries as at the Closing Date, all of which will be in form and substance and at levels satisfactory to the Lead Arrangers.

Exhibit C-2

5.	Pro Forma Compliance With Financial Covenants. After giving effect to the Facilities, the Notes, the Transactions, and the issuance of any equity interests and the incurrence of any permitted indebtedness and the use of proceeds thereof, the Borrower shall be in pro forma compliance with the financial covenants set forth in Exhibit A to the Commitment Letter.

6.	Commitment and Facilities Fee Letter. Each of the Borrower and the Guarantors shall have satisfied the conditions set forth in Section 2 of the Commitment Letter and, solely with respect to the availability of the Bridge Loans, complied with Section 3(iv) of the Facilities Fee Letter.

7.	Engagement of Financial Institutions. The Borrower shall have engaged, pursuant to the Engagement Letter, the Financial Institutions to act as (i) underwriters, initial purchasers and/or placement agents in connection with the Permanent Securities and (ii) bookrunners and arrangers in connection with any Permanent Loans, in each case for the purposes and on the terms and conditions set forth in the Fee Letters and otherwise in a manner and on terms and conditions satisfactory to the Lead Arrangers.

8.	Marketing Period. (a) The Financial Institutions and the Lead Arrangers shall have received a customary offering memorandum and other presentation materials (collectively, the “High Yield Marketing Materials”) suitable for use in a customary “high yield road show” relating to the placing or selling of the Notes, including audited financial statements, pro forma financial statements and other financial data of the type and form customarily included in offering memoranda, prospectuses and similar documents (including pro forma financial information for all recent, probable or pending acquisitions to the extent customarily included in offering memoranda, prospectuses and similar documents), prepared in accordance with Regulation S-X and Regulation S-K under the Securities Act (other than Rules 3-09, 3-10 and 3-16 of Regulation S-X and other than consolidating and other financial statements and data with respect to guarantor and non-guarantor subsidiaries), as well as drafts of customary comfort letters by auditors of Holdings and Chicago and the auditors of any other entity included in the pro forma financial statements, which such auditors are prepared to issue upon completion of customary procedures, (b) Holdings shall, and Chicago shall have used commercially reasonable efforts to, make available appropriate senior management, representatives and advisors of Holdings and Chicago for the “high yield road show” referred to in clause (a), and (c) the Borrower shall have used commercially reasonable efforts to obtain the corporate family and facilities ratings from each of Moody’s and S&P contemplated by Section 3 of the Commitment Letter, in the case of all of the foregoing by a date sufficient to afford the Lead Arrangers a period of at least 20 consecutive business days following the receipt of the High Yield Marketing Materials and the Moody’s and S&P ratings to place the Notes prior to the Closing Date; provided that, such period will not include any date from and including November 25, 2013 through and including December 1, 2013, any date from and including December 20, 2013 through and including January 3, 2014 and any date from and including July 2, 2014 through and including July 9, 2014. Notwithstanding anything to the contrary in the foregoing paragraph, (i) the Borrower shall have commenced preparation of the offering memoranda and contacted each of Moody’s and S&P to commence obtaining an unsecured bond rating for the Notes no later than November 6, 2013 and (ii) the Borrower shall have met with both Moody’s and S&P not later than December 31, 2013 to commence solicitation of a corporate rating from S&P and facilities ratings for the Facilities and the Notes from each of Moody’s and S&P.

Exhibit C-3

9.	Definitive Documents; Customary Closing Conditions. The definitive loan documents relating to the Facilities consisting of a credit agreement, a bridge loan agreement, guarantees, pledge agreements and other related definitive documents (collectively, the “Loan Documents”) shall have been prepared by Barclays’ counsel based upon and substantially consistent with the terms set forth in this Commitment Letter and otherwise satisfactory to the Agents and shall have been executed and delivered by Holdings, the Borrower and each of its subsidiaries party thereto. The Agents shall be reasonably satisfied that each of Holdings and the Borrower has complied with the following customary closing conditions: (i) the delivery of customary legal opinions, corporate records and documents from public officials and officer’s certificates; (ii) satisfactory confirmation of repayment of the Chicago Existing Credit Facilities; (iii) evidence of authority; (iv) grant and perfection of liens on the collateral to secure the Term Loan Facility free and clear of all liens, subject to customary exceptions to be mutually agreed upon; (v) lien and judgment searches; (vi) the Borrower and the Guarantors will, pro forma for the Transactions and on a consolidated basis, be solvent, and delivery of a solvency certificate substantially in the form of Annex A hereto to that effect from the chief financial officer of the Borrower and each Guarantor, (vii) the delivery of stock certificates and related stock powers, if any; (viii) satisfaction of the conditions set forth under the caption “Conditions Precedent to Borrowing” in Exhibit A and “Conditions Precedent to Borrowing” in Exhibit B; and (ix) each Lender shall have received at least five days prior to the Closing Date (to the extent requested no later than 10 days prior to the Closing Date) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act.

10.	Payment of Fees and Expenses. The Lead Arrangers, Agents and Lenders shall have received payment of all fees and reasonable and documented expenses required to be paid pursuant to the Fee Letters, to the extent invoiced in reasonable detail at least three business days prior to the Closing Date.

Exhibit C-4

Annex A to Exhibit C

Form of Solvency Certificate

SOLVENCY CERTIFICATE
OF
HOLDINGS
AND ITS SUBSIDIARIES

1.          Pursuant to the Credit Agreement1, the undersigned hereby certifies, solely in such undersigned’s capacity as [chief financial officer] of Holdings, and not individually, as follows:

As of the date hereof, after giving effect to the consummation of the Transactions, including the [making of the Loans under the Credit Agreement, the incurrence of the loans under the Bridge Facility and the issuance of the Notes on the date hereof]2, and after giving effect to the application of the proceeds of such indebtedness:

(a)          The fair value of the assets of Holdings and its subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise;

(b)          The present fair saleable value of the property of Holdings and its subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured;

(c)          Holdings and its subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured; and

(d)          Holdings and its subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

2.          For purposes of this Certificate, the terms below have been agreed upon by you to have the following definitions:

“debt” means any liability on a claim.

“claim” means a right to payment whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or right to any equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

1 NTD: “Credit Agreement” to be defined.

2 NTD: to be updated to reflect the Transactions.

Annex A-1

3.          For purposes of this Solvency Certificate, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

[Signature Page Follows]

Annex A-2

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate in such undersigned’s capacity as [chief financial officer] of Holdings, on behalf of Holdings, and not individually, as of the date first stated above.

[___________________]

By:
Name:
Title:

Annex A-3